SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Assembly pending approval DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 05/28/2026

Name of Shareholder
CNPJ or CPF of the shareholder
Email

Filling guidelines

This remote voting form ("Ballot") must be completed if the shareholder of Braskem S.A. ("Company") chooses to exercise its right to vote remotely, pursuant to Resolution No. 81 of the Brazilian Securities and Exchange Commission ("CVM") of March 29, 2022 ("CVM Resolution 81"). In this case, it is essential that the above fields be filled in with the full name (or corporate name) of the Company's shareholder ("Shareholder") and his/her Registration number with the Ministry of Finance, whether of a legal entity (CNPJ) or an individual (CPF), in addition to an e-mail address for possible contact. In addition, in order for this Ballot to be considered valid and the votes cast therein to be counted in the quorum of the Company's Extraordinary Shareholders' Meeting to be held on May 28, 2026, at 3 p.m., in exclusively digital form, pursuant to article 5, paragraph 2, item I and article 28, paragraphs 2 and 3 of CVM Resolution 81 ("Meeting"), The following instructions must be observed: a. all fields must be properly completed; b. all its pages must be initialed; and c. at the end, the Shareholder or his/her legal representative(s), as the case may be and under the terms of the laws and regulations in force, shall sign the Ballot.

The Company clarifies that items 10 to 13 of this Ballot, related to the request for separate election of a sitting member and respective alternate member of the Board of Directors by minority shareholders holding common and preferred shares, pursuant to article 141, paragraphs 4 and 5 of Law No. 6,404/76, will only be applicable to the Meeting if there is no separate election of a member and respective alternate to the Board of Directors at the Annual General Meeting of the Company called for April 29, 2026.

1

Assembly pending approval DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 05/28/2026

Delivery guidelines, indicating the ability to send directly to the company or send filling instructions to the bookkeeper or custodian

The Shareholder may transmit the instructions for filling out the Ballot: (a) directly to the Company (Rua Lemos Monteiro, nº 120, 24º andar, Butantã, Cidade de São Paulo, Estado de São Paulo, CEP 05501-050), to the attention of the Investor Relations Department, in the person of Ms. Rosana Cristina Avolio, and/or to the e-mail braskem-ri@braskem.com, with a request for confirmation of receipt; or (b) to service providers able to provide services for the collection and transmission of instructions for filling out the Ballot, namely: (i) the central depositary in which the shares are deposited; (ii) the Shareholder's custody agents, if the shares are deposited in a central depositary; or (iii) Itaú Corretora de Valores S.A., as a financial institution contracted by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary (Avenida Brigadeiro Faria Lima, nº 3.500, 3rd floor, São Paulo, CEP 04538- 132 and/or to the e-mail atendimentoescrituracao@itauunibanco.com.br, or through the website https://www.itau.com.br/investmentservices/assembleiadigital/ | Telephone number for Shareholders service: 3003-9285 (capitals and metropolitan regions) or 0800 720-9285 (other locations)). 1. Sending the Ballot directly to the Company: The Shareholder who chooses to exercise his/her right to vote remotely, by sending the Ballot directly to the Company, pursuant to item (a) above, must forward to the e-mail braskem-ri@braskem.com, with request for confirmation of receipt, the following documents: (i) Ballot duly completed, initialed on all pages and signed (including the possibility of signature by digital certificate); (ii) statement of its shareholding position, issued by the custodian institution or by the bookkeeping agent of the Company's shares, depending on whether or not its shares are deposited in a central depositary; and (iii) copy of the following documents: • for individuals: identity document with photo and CPF of the Shareholder (and, in the case of an attorney-in-fact, power of attorney, in addition to such documents of the attorney-in-fact himself); • for legal entities: instrument of incorporation or bylaws or articles of association, minutes of election of the Board of Directors (if any) and minutes of election of the Board of Executive Officers that contain the election of the legal representative(s) present at the Meeting, as well as identity document with photo and CPF of the legal representative(s) of such company and, in the case of an attorney-in-fact, an instrument of power of attorney, in addition to such documents of the attorney-in-fact himself; and • for investment funds: fund regulations and bylaws or articles of association of the fund administrator, as well as minutes of election of the legal representative(s) present at the Meeting, as well as identity document with photo and CPF of the legal representative(s) of such fund and, in the case of attorney-in-fact, power of attorney, in addition to such documents from the attorney himself. The following identity documents will be accepted, as long as they have a photo: RG, RNE, CNH, Passport or officially recognized professional class cards. The Company clarifies that it will waive the need to send the physical copies of the Shareholders' representation documents to the Company's office, as well as the grantor's notarization of the grantor's signature on the power of attorney for the Shareholder's representation, notarization, consularization, apostille and sworn translation of all the Shareholder's representation documents, simply by sending a simple copy of the original copies of such documents to the Company's e-mail indicated above. The Company does not admit powers of attorney granted by Shareholders by electronic means (i.e., digitally signed powers of attorney without any digital certification). Pursuant to Article 27, I of CVM Resolution 81, the remote voting ballot must be received by the Company up to four (4) days prior to the date of the Meeting, that is, until May 24, 2026 (inclusive). Any Ballot received by the Company after this date will be disregarded. Pursuant to Article 46 of CVM Resolution 81, the Company shall notify the Shareholder who has forwarded its Ballot to it, within three (3) days of its receipt, whether the documents received are satisfactory for the votes to be considered valid, or, if necessary, the procedures and deadlines for any rectification or resubmission of the Ballot, being certain that any rectification or resubmission must be made within the deadline for sending the Ballot, i.e. May 24, 2026 (inclusive). 2. Submission of the ballot by service providers: The Shareholder who chooses to exercise his right to vote remotely through service providers must transmit his voting instructions to the central depositary in which the shares are deposited, to their respective custody agents or to the bookkeeper of the shares issued by the Company, observed the rules determined by them. To this end, the Shareholders shall contact the central depositary, their custody agents or the bookkeeper, depending on whether or not their shares are deposited in a central depositary, and verify the procedures established by them for issuing voting instructions via ballot, as well as the documents, deadlines and information required by them for such purpose.

Postal and electronic address for sending the remote voting ballot, if the shareholder wishes to deliver the document directly to the company.

As already mentioned in the item above, the Shareholder must direct its Ballot to the following address: Rua Lemos Monteiro, nº 120, 24º andar, Butantã, Cidade de São Paulo, Estado de São Paulo, CEP 05501-050, to the attention of the Investor Relations Department, in the person of Ms. Rosana Cristina Avolio and/or send it to the e-mail braskem-ri@braskem.com, with a request for confirmation of receipt. It should also be noted that the Company's Management Proposal with the information and documents provided for in CVM Resolution 81 is available to the Shareholders at the Company's office located in the State of São Paulo, City of São Paulo, at Rua Lemos Monteiro, 120, 24th floor, Butantã, CEP 05501-050), on its website (http://www.braskem-ri.com.br), on the CVM website (www.cvm.gov.br) and on the website of B3 S.A. – Brazil, Stock Exchange, Counter ("B3") (www.b3.com.br).

2

Assembly pending approval DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 05/28/2026

Indication of the institution hired by the company to provide the securities bookkeeping service, with name, physical and electronic address, telephone number and contact person

As already mentioned in the item above, the Shareholder must direct his/her Ballot to the following address: Avenida Brigadeiro Faria Lima, nº 3.500, 3º andar, São Paulo, CEP 04538-132, and/or send it to the e-mail atendimentoescrituracao@itau-unibanco.com.br, or through the website https://www.itau.com.br/investmentservices/assembleia-digital/. The telephone number for Shareholders service is 3003-9285 (capitals and metropolitan regions) or 0800 720-9285 (other locations).

Resolutions/Issues related to the EGM

[Eligible tickers in this resolution: BRKM6; BRKM5; BRKM3]

1. Amendment of articles 1, 2, 4, 6, 7, 9, 10, 13, 15, 16, 24, 34, 35, 39, 42, 43, 45, 46, 47, 48, 50, 51 and 52, to improve, clarify and ensure consistent wording, renumbering and adjustments of cross-references.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: BRKM6; BRKM5; BRKM3]

2. Amendment of articles 11, 12, 14, 17, 18, 19, 20, 21, 22, 23, 25, 26, 27, 28, 29, 30, 31, 32, 33, 36, 37, 38, 40, 41, 44 and 49, to reflect the provisions of the new Shareholders' Agreement, pursuant to the Material Fact of April 23, 2026, and the new governance practices and improvements to be implemented, including the extension of the minimum period for convening and reviewing the list of competencies of the general meeting, the rules related to the composition, operation and list of competencies of the Board of Directors and the Executive Board, the incorporation into the bylaws of the Finance and Investment Committee; Strategy, Sustainability and Communication Committee; People and Organization Committee; Safety, Environment and Health Committee (SMS), which are thus also statutory; in addition to the simplification of the statutory discipline of the Statutory Compliance and Audit Committee – CAE, as well as to improve the wording and consistency adjustments with other changes.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: BRKM6; BRKM5; BRKM3]

3. Due to the changes resolved in the items above, to resolve on the consolidation of the Company's Bylaws, including renumbering articles and paragraphs as applicable.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: BRKM6; BRKM5; BRKM3]

4. Once the amendment to the bylaws of the term of office of the Board of Executive Officers contained in item 1.2 of the agenda of the Management Proposal is approved, authorize the Board of Directors of the Company to anticipate the end of the current term of office of the Executive Board (until 2027) and the beginning of a new term of office of two (2) years, in order to coincide with the term of office of the Board of Directors started as of the election at the AGM of 29 April 2026.

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: BRKM6; BRKM5; BRKM3]

5. Do you wish to request the cumulative voting for the election of the board of directors, under the terms of art. 141 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the cumulative voting request).

[ ] Yes [ ] No [ ] Abstain

3

Assembly pending approval DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 05/28/2026

[Eligible tickers in this resolution: BRKM6; BRKM5; BRKM3]

Election of members of the board of directors by single slate

Majority Election

MAGDA MARIA DE REGINA CHAMBRIARD (effective member)

ANDRÉ DA COSTA SANTOS (alternate member)

OLAVO BENTES DAVID (effective member)

JULIO CEZAR JERONIMO DOS SANTOS (alternate member)

WILLIAM FRANÇA DA SILVA (effective member)

EDMUNDO JOSÉ CORREIA AIRES (alternate member)

FERNANDO SABBI MELGAREJO (effective member)

RODRIGO TIRADENTES MONTECCHIARI (alternate member)

PAULO ROBERTO BRITTO GUIMARÃES (independent member)

ANDRÉA BARCELLOS DE ARAGÃO (alternate member)

HÉLIO BAPTISTA NOVAES (effective member)

WALTER SUSINI (effective member)

OCTAVIO CORTES PEREIRA LOPES (effective member)

LUCIANO GALVÃO COUTINHO (effective member)

ISABELLA SABOYA DE ALBUQUERQUE (independent member)

MARÍA LETÍCIA DE FREITAS COSTA (independent member)

6. Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). - Eleição Majoritária

[ ] Approve [ ] Reject [ ] Abstain

7. If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?

[ ] Yes [ ] No [ ] Abstain

8. In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]

[ ] Yes [ ] No [ ] Abstain

9. View of all the candidates that compose the slate to indicate the cumulative voting distribution.

MAGDA MARIA DE REGINA CHAMBRIARD / ANDRÉ DA COSTA SANTOS [ ] Approve [ ] Reject [ ] Abstain [ ] %

OLAVO BENTES DAVID / JULIO CEZAR JERONIMO DOS SANTOS [ ] Approve [ ] Reject [ ] Abstain [ ] %

WILLIAM FRANÇA DA SILVA / EDMUNDO JOSÉ CORREIA AIRES [ ] Approve [ ] Reject [ ] Abstain [ ] %

FERNANDO SABBI MELGAREJO / RODRIGO TIRADENTES MONTECCHIARI [ ] Approve [ ] Reject [ ] Abstain [ ] %

PAULO ROBERTO BRITTO GUIMARÃES / ANDRÉA BARCELLOS DE ARAGÃO[ ] Approve [ ] Reject [ ] Abstain [ ] %

HÉLIO BAPTISTA NOVAES [ ] Approve [ ] Reject [ ] Abstain [ ] %

WALTER SUSINI [ ] Approve [ ] Reject [ ] Abstain [ ] %

OCTAVIO CORTES PEREIRA LOPES [ ] Approve [ ] Reject [ ] Abstain [ ] %

LUCIANO GALVÃO COUTINHO [ ] Approve [ ] Reject [ ] Abstain [ ] %

ISABELLA SABOYA DE ALBUQUERQUE [ ] Approve [ ] Reject [ ] Abstain [ ] %

MARÍA LETÍCIA DE FREITAS COSTA [ ] Approve [ ] Reject [ ] Abstain [ ] %

[Eligible tickers in this resolution: BRKM3]

10. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, I, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[ ] Yes [ ] No [ ] Abstain

[Eligible tickers in this resolution: BRKM3]

11. If it is found that neither the holders of voting shares nor the holders of non-voting preferred shares or those with restricted voting rights have complied, respectively, with the quorum required in items I and II of paragraph 4 of article 141 of the Brazilian Corporation Law, you wish that your vote be aggregated to the votes of the non-voting shares in order to elect to the Board of Directors the candidate with the same number of votes. the highest number of votes among all those who, appearing in this Ballot, run for election separately?

[ ] Approve [ ] Reject [ ] Abstain

[Eligible tickers in this resolution: BRKM6; BRKM5]

12. Do you wish to request a separate election of a member of the board of directors, under the terms of article 141, paragraph 4, II, of Law 6,404, of 1976? (The shareholder can only fill this field in case of keeping the position of voting shares ininterrupted for 3 months prior to the general meeting. If the shareholder chooses “no” or “abstain”, his/her shares will not be computed for the request of a separate election of a member of the board of directors).

[ ] Yes [ ] No [ ] Abstain

[Eligible tickers in this resolution: BRKM6; BRKM5]

13. If it is found that neither the holders of voting shares nor the holders of preferred shares without voting rights or with restricted voting rights have complied, respectively, with the quorum required in items I and II of paragraph 4 of article 141 of Law No. 6,404, of 1976, you wish that your vote be aggregated to the votes of the shares with voting rights in order to elect the candidate to the board of directors with the highest number of votes among all those who, appearing on this remote ballot paper, run for election separately?

[ ] Approve [ ] Reject [ ] Abstain

4

Assembly pending approval DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 05/28/2026

[Eligible tickers in this resolution: BRKM6; BRKM5; BRKM3] 14. Replacement of effective and alternate members of the Company's Fiscal Council. [ ] Approve [ ] Reject [ ] Abstain

City:

Date:

Signature:

Shareholder’s Name:

Phone Number:

5

Assembly pending approval DISTANCE VOTING BALLOT Extraordinary General Meeting (EGM) - BRASKEM S.A. to be held on 05/28/2026

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2026

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.